This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

# JPMorgan Capped Contingent Buffered Notes Linked to Gold due November 28, 2013

The notes are designed for investors who seek to participate in the appreciation of the Commodity Price of Gold up to the Maximum Return of at least 12.75%, and who anticipate that the Commodity Price will not be less than the Commodity Strike Price by more than 15.00% on the Observation Date. Investors should be willing to forgo interest payments and, if the Commodity Price is less than the Commodity Strike Price by more than 15.00% on the Observation Date, be willing to lose some or all of their principal. If the Commodity Price is less than the Commodity Strike Price by up to than 15.00% on the Observation Date, investors will receive all of their principal at maturity, subject to the credit risk of JPMorgan Chase & Co.

## Trade Details/Characteristics

| | |
|---|---|
| **Commodity Price** | The official afternoon Gold fixing per troy ounce for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA (Bloomberg ticker GOLDLNPM). |
| **Currency** | USD |
| **Maximum Return** | At least 12.75% (to be determined on the pricing date) |
| **Contingent Buffer Percentage** | 15.00% |
| **Maximum Potential Loss** | 100.00% |
| **Observation Date** | November 25, 2013 |
| **Maturity Date** | November 28, 2013 |
| **Commodity Return** | (Ending Commodity Price - Commodity Strike Price) / Commodity Strike Price |
| **Commodity Strike Price** | A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Commodity Strike Price may or may not be the Commodity Price on the pricing date.** |
| **Ending Commodity Price** | The Commodity Price on the Observation Date |
| **Maturity** | Approximately 53 weeks |
| **Settlement** | Cash |
| **Payment At Maturity:** | *If the Ending Commodity Price is greater than the Commodity Strike Price:* $1,000 + ($1,000 x Commodity Return), subject to the Maximum Return<br>*If the Ending Commodity Price is equal to or less than the Commodity Strike Price by up to the Contingent Buffer Percentage:* $1,000<br>*If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage:* $1,000 + ($1,000 x Commodity Return)<br>Your investment may result in a loss of all of your principal at maturity. |

## Hypothetical Payout For Capped Contingent Buffered Notes in the Commodity at Maturity (assuming $1,000 Initial Investment)



Commodity Performance
Capped Contingent Buffered Note Performance
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payout at maturity
-30%
-20%
-15%
-10%
0%
10%
12.75%
20%
30%
Commodity Return

**The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Commodity Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.**

## Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Your maximum gain on the notes is limited to the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The benefit provided by the Contingent Buffer Percentage may terminate on the Observation Date.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- We may accelerate payment on your notes if a commodity hedging disruption event occurs.
- J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Investments related to the price of Gold may be more volatile than traditional securities investments.
- The market price of Gold will affect the value of the notes.
- The Commodity Price of Gold on the Observation Date will be determined by reference to a fixing level reported by the LBMA, and there are certain risks relating to the fixing level being determined by the LBMA.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- Many economic factors, such as the volatility of the underlying futures contract, time to maturity, interest rates and our creditworthiness, will impact the value of the notes prior to maturity.

| Ending Commodity Price | Commodity Return | Payment at Maturity per $1,000 principal amount | Total Return On Notes |
|---|---|---|---|
| 2,210.00 | 30.00% | $1,127.50 | 12.75% |
| 2,125.00 | 25.00% | $1,127.50 | 12.75% |
| 2,040.00 | 20.00% | $1,127.50 | 12.75% |
| 1,955.00 | 15.00% | $1,127.50 | 12.75% |
| 1,916.75 | 12.75% | $1,127.50 | 12.75% |
| 1,870.00 | 10.00% | $1,100.00 | 10.00% |
| 1,785.00 | 5.00% | $1,050.00 | 5.00% |
| 1,700.00 | 0.00% | $1,000.00 | 0.00% |
| 1,615.00 | -5.00% | $1,000.00 | 0.00% |
| 1,530.00 | -10.00% | $1,000.00 | 0.00% |
| 1,445.00 | -15.00% | $1,000.00 | 0.00% |
| 1,444.83 | -15.01% | $849.90 | -15.01% |
| 1,360.00 | -20.00% | $800.00 | -20.00% |
| 1,190.00 | -30.00% | $700.00 | -30.00% |
| 850.00 | -50.00% | $500.00 | -50.00% |
| 0.00 | -100.00% | $0.00 | -100.00% |

Each hypothetical return set forth above assumes a Commodity Strike Price of $1,700 and a Maximum Return of 12.75% and reflects the Contingent Buffer Percentage of 15.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 12.75%.

**SEC Legend:** JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.
**IRS Circular 230 Disclosure:** JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: November 13, 2012

J.P.Morgan

Risk Considerations

The risk  considerations  identified  below are not  exhaustive.  Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences  associated with an investment in the notes.

YOUR  INVESTMENT  IN THE  NOTES  MAY  RESULT  IN A LOSS  OF  SOME OR ALL OF YOUR
PRINCIPAL - The notes do not guarantee  any return of  principal.  The return on the notes at  maturity is linked to the  performance  of Gold and will depend on whether,  and the extent to which, the Commodity Return is positive or negative.
If the Ending  Commodity  Price is less than the Commodity  Strike Price by more than the Contingent  Buffer  Percentage,  for every 1% that the Ending Commodity
Price is less than the Commodity  Strike Price, you will lose an amount equal to
1% of the principal amount of your notes. Under these  circumstances,  you could lose some or all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM  RETURN - If the Ending
Commodity  Price is greater than the Initial  Commodity  Price,  for each $1,000 principal  amount note,  you will receive at maturity  $1,000 plus an additional return that will not exceed the Maximum Return,  regardless of the  appreciation in the Commodity Price, which may be significant.

CREDIT  RISK OF  JPMORGAN  CHASE [AND] CO. - The notes are subject to the credit risk of JPMorgan  Chase [AND] Co. and our credit  ratings and credit spreads may adversely  affect the market  value of the notes.  Investors  are  dependent  on
JPMorgan  Chase  [AND] Co.'s  ability to pay all  amounts due on the notes,  and therefore investors are subject to JPMorgan Chase [AND] Co.'s credit risk and to changes in the market's view of its creditworthiness.  Any decline in our credit ratings or increase in the credit  spreads  charged by the market for taking our credit risk is likely to adversely  affect the value of the notes. If we were to default on its payment obligations,  you may not receive any amounts owed to you under the notes and you could lose your initial investment.

Recent events affecting us have led to heightened regulatory scrutiny,  may lead to  additional  regulatory  or legal  proceedings  against us and may  adversely affect our credit ratings and credit spreads and, as a result,  the market value of the notes. See "Executive  Overview - Recent  Devleopments,"  "Liquidity Risk
Management - Credit  Ratings,"  "Item 4. Controls and  Procedures" and "Part II.
Other  Information - Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q
for the quarter ending June 30, 2012

POTENTIAL  CONFLICTS - JPMorgan  Chase [AND] Co. and its  affiliates  may play a variety of roles in connection with the issuance of the notes,  including acting as calculation  agent and hedging JPMorgan Chase [AND] Co.'s  obligations  under the notes. In performing these duties,  the economic interests of JPMorgan Chase
[AND] Co. and the calculation agent and other affiliates of JPMorgan Chase [AND]
Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging  activities or other trading  activities of JPMorgan
Chase  [AND] Co. or its  affiliates  could  result in  substantial  returns  for
JPMorgan  Chase  [AND]  Co.  or its  affiliates  while  the  value of the  notes declines.

THE BENEFIT  PROVIDED BY THE CONTINGENT  BUFFER  PERCENTAGE MAY TERMINATE ON THE
OBSERVATION  DATE - If the Commodity Price on the Observation  Date is less than the  Commodity  Strike Price by more than the  Contingent  Buffer  Percentage of
15.00%,  the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Price.

CERTAIN  BUILT-IN  COSTS ARE LIKELY TO  ADVERSELY  AFFECT THE VALUE OF THE NOTES
PRIOR TO MATURITY - While the payment at maturity of the notes would be based on the full  principal  amount of the notes,  the original issue price of the notes includes  an agent's  commission  and the cost of hedging  JPMorgan  Chase [AND]
Co.'s  obligations  under the notes. As a result,  and as a general matter,  the price, if any, at which J.P.  Morgan  Securities LLC, which we refer to as JPMS,
will  be  willing  to  purchase   such  notes  from  you  in  secondary   market
transactions,  if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a  substantial  loss to you.
The notes will not be designed to be short-term trading instruments.  YOU SHOULD
BE WILLING TO HOLD ANY NOTES UNTIL MATURITY.

INVESTMENTS  RELATED TO THE PRICE OF GOLD MAY BE MORE VOLATILE THAN  TRADITIONAL
SECURITIES  INVESTMENTS - The price of Gold is subject to variables  that may be less  significant  to the prices of  traditional  securities  such as stocks and bonds,  and  securities  the return on which is not  related to  commodities  or commodities futures contracts.  These variables may create additional investment
risks  that  may  cause  the  price  of  Gold  to  move  in  unpredictable   and
unanticipated  directions and at unpredictable or unanticipated  rates and cause the  value of the  notes to be more  volatile  than the  prices  of  traditional securities.

OWNING  THE  NOTES  IS NOT THE  SAME AS  OWNING  GOLD  OR  GOLD-RELATED  FUTURES
CONTRACTS  DIRECTLY - The return on your notes will not  reflect  the return you
would   realize  if  you  actually   purchased   Gold  or   exchange-traded   or
over-the-counter  instruments  based on Gold.  You will not have any rights that holders of such assets or instruments have.

THE MARKET  PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES - Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold.
The price of gold is primarily  affected by the global  demand for and supply of gold.  The market for gold  bullion is global,  and gold  prices are  subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the  global  monetary  system,  expectations  regarding  the  future  rate of inflation,  the relative  strength of, and confidence  in, the U.S.  dollar (the currency in which the price of gold is usually  quoted),  interest  rates,  gold borrowing  and  lending  rates,  and  global or  regional  economic,  financial, political,  regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector,  including central banks and other
governmental   agencies   and   multilateral   institutions   which  hold  gold.
Additionally,  gold  prices  may be  affected  by  levels  of  gold  production, production  costs and  short-term  changes  in supply  and demand due to trading activities in the gold market.

THE  COMMODITY  PRICE OF GOLD ON THE  OBSERVATION  DATE  WILL BE  DETERMINED  BY
REFERENCE TO A FIXING LEVEL  REPORTED BY THE LBMA,  AND THERE ARE CERTAIN  RISKS
RELATING  TO THE  FIXING  LEVEL  BEING  DETERMINED  BY THE LBMA - Your notes are linked to the  performance  of Gold. On the  Observation  Date,  your payment at maturity will be based on the Commodity Price of Gold,  which will be determined
by  reference  to  a  fixing  level   reported  by  the  LBMA.  The  LBMA  is  a
self-regulatory  association  of  bullion  market  participants.   Although  all
market-making  members of the LBMA are supervised by the Bank of England and are required to satisfy a capital  adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject  to a value  added  tax or other  tax or any  other  form of  regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected.

SINGLE  COMMODITY  PRICES TEND TO BE MORE VOLATILE  THAN,  AND MAY NOT CORRELATE
WITH, THE PRICES OF COMMODITIES  GENERALLY - The notes are linked exclusively to
Gold and not to a  diverse  basket of  commodities  or a  broad-based  commodity index.  The  price  of Gold  may not  correlate  to the  prices  of  commodities
generally  and  may  diverge   significantly  from  the  prices  of  commodities
generally. Because the notes are linked to the price of a single commodity, they carry  greater risk and may be more  volatile than notes linked to the prices of multiple commodities or a broad- based commodity index.

NO INTEREST  PAYMENTS - As a holder of the notes,  you will not receive interest payments LACK OF LIQUIDITY - The notes described above will not be listed on any securities  exchange.  JPMS  intends  to  offer  to  purchase  the  notes in the secondary  market but is not  required  to do so.  Even if there is a  secondary market,  it may not provide  enough  liquidity to allow you to trade or sell the notes easily.  Because  other dealers are not likely to make a secondary  market for the notes,  the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY  ECONOMIC  AND  MARKET  FACTORS  WILL  IMPACT  THE  VALUE OF THE NOTES - In
addition  to the  Contract  Price on any day,  the  value of the  notes  will be affected by a number of economic and market  factors  that may either  offset or magnify  each  other,  including:  the actual  and  expected  volatility  of the
Commodity Price; the time to maturity of the notes;  whether the Commodity Price is less  than the  Commodity  Strike  Price by more than the  Contingent  Buffer
Percentage;  interest  and yield  rates in the  market  generally;  a variety of
economic,  financial,   political,  regulatory  and  judicial  events;  and  the
creditworthiness of JPMorgan Chase [AND] Co.

The notes are not bank  deposits  and are not  insured  by the  Federal  Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  Calculations and  determinations  will be made in the sole  discretion  of JPMS,  as  calculation  agent,  and may be  potentially adverse to your interests as an investor in the notes.